RIO NARCEA GOLD MINES, LTD

Avda. del Llaniello, 13-Bajo • 33860 Salas (Asturias), Spain
Tel: (34) 98 583 15 00 • Fax: (34) 98 583 21 59
Email: gold@rionarcea.com • Web: www.rionarcea.com



NEWS RELEASE

March 29, 2004

Trading Symbol: TSX: RNG
Amex: RNO

RIO NARCEA REPORTS 2004 FINANCIAL RESULTS

(All figures are reported in U.S. dollars except otherwise indicated)

Toronto, Ontario – Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or the "Company") announces the financial results of the Company for the year ended December 31, 2004.

2004 Highlights

- Write-down of $28.4 million of the carrying value of the El Valle and Carlés assets.
- Net loss of $44.4 million ($0.36 per share), due to the write-down, lower production from own operations combined with increased mining costs and the unfavourable U.S. dollar/Euro exchange rate.
- 2004 operating cash flow of $8.9 million.
- $81.9 million held in cash and cash equivalents at year end.
- Gold production from own operations of 118,580 ounces at a cash operating cost of $215 per ounce.
- Aguablanca construction completed with commissioning started in mid-December.
- Acquisition of Defiance Mining Corporation completed. Development of the Tasiast gold mine underway.
- Acquisition of the Salave gold deposit, containing 1.5 million ounces of measured and indicated resources. Feasibility study in progress.
- Equity issue raised gross proceeds of $61.0 million (CDN$74.6 million) in October 2004.
- Listing on the American Stock Exchange.
- Establishment of new Corporate office in Toronto.

In 2004, the Company's gold operations delivered lower production and cash flow. The operating loss, before a write-down of $28.4 million, amounted to $17.9 million. In addition to the write-down, the main factors that contributed to the operating loss were: lower production from own operations, the increased mining costs because of the transition to underground operations and the unfavourable effect of the U.S. dollar/Euro exchange rate. The Company achieved key milestones in its nickel business by advancing the development of the Aguablanca nickel project towards production with the commencement of commissioning in December 2004. With the acquisition of Defiance in September 2004, the Company obtained the Tasiast gold project in Mauritania, a permitted open pit gold project with estimated proven and probable reserves of 9,008,000 tonnes averaging 3.06 g/t or 885,000 contained ounces of gold, and estimated measured and indicated resources (inclusive of reserves) of 12,069,000 tonnes averaging 3.06 g/t gold or 1,185,000 contained ounces of gold. In addition, the Tasiast project has estimated inferred resources of 12,428,000 tonnes averaging 2.25 g/t gold or 899,000 contained ounces of gold.

Fourth Quarter Highlights

In the fourth quarter, Rio Narcea reported a net loss of $31,366,000 ($0.21 per share), compared to earnings of $2,759,000 ($0.02 per share) in the same period in 2003. The loss includes a write-down of $28.4 million of the carrying value of the El Valle and Carlés assets. Revenues were $15,816,000 compared to $15,565,000 in the fourth quarter of 2002. Cash flow from operations for the quarter was negative $3,354,000 compared to $6,843,700 in the same period last year. This decrease for the fourth quarter of 2004 is attributable to making the transition from open pit to underground mining at both the El Valle and Carlés mines as well as a 10% appreciation of the Euro versus the U.S. dollar.

2004 Financial Results

For the fiscal year ended December 31, 2004, Rio Narcea generated net loss of $44,444,900 ($0.36 per share) compared to net earnings of $3,206,800 ($0.03 per share) in 2003. The following factors have affected the results for 2004:

- Gold sales amounted to $67.8 million in 2004, of which approximately $47.3 million came from gold production at El Valle and Carlés and $20.5 million came from gold produced from treatment of the Nalunaq ore. As such, sales from Carlés and El Valle in 2004 were $13.5 million less than sales in 2003. Furthermore, mine costs were $30.1 million in 2004, slightly higher than the $28.2 million incurred in 2003 due to the increased underground mining costs and despite the lower production.

- Variations in the U.S. dollar/Euro exchange ratio had a negative impact on operating expenses. Most operating expenses are denominated in Euros (€), and average exchange rates for 2004 and 2003 were $1.24/€ and $1.13/€, respectively, representing an increase of approximately 10% during 2004. By way of example, had the exchange rate in 2004 been the same as in 2003, the operating expenses would have been $6.2 million lower in 2004.

- As a result of the lower existing reserves and revised mine plans for El Valle and Carlés, which were implemented in December 2004, and are currently under optimization, a $28.4 million write-down of those assets was recorded in the Consolidated Statement of Operations for the year ended December 31, 2004.

While the Company's 2004 total consolidated gold revenues, inclusive of the gold produced from the Nalunaq ore, increased to $67,787,600 in 2004 compared to $60,818,100 in 2003, revenues from the El Valle and Carlés operations were $47.3 million in 2004 as compared to $60.8 million in 2003. In 2003, all gold revenues were from the El Valle and Carlés operations of the Company. In 2004, gold sales were from the El Valle and Carlés operations ($47.3 million) and from treatment of Nalunaq ore (approximately $20.5 million).

The average realized gold price, including the effects of gold and foreign exchange hedging, was $408 per ounce in 2004, up from $356 per ounce in 2003. The effect of the higher gold price on sales from the El Valle and Carlés operations amounted to approximately $6.2 million. The average spot gold price in 2004 was $410 per ounce versus $363 per ounce in 2003.

Cash flow generated from operating activities was $8,877,600 in 2004 compared to $21,117,700 in 2003. Reduction in operating cash flow was primarily due to increased underground mining costs, the effect of the exchange rate and lower head grades, compared to 2003, and was partially offset by higher than expected gold prices and gold production from the Company's own operations. Before changes in working capital items, operating cash flow amounted to $10,139,300 in 2004 compared to $22,829,700 in 2003.

The Company's liquidity improved markedly during 2004. Even though the investing activities consumed larger amounts of cash than the past few years, mainly for the construction and development of its Aguablanca nickel mine; cash generated by operations and new equity more than compensated these expenditures leaving the Company with a cash balance of $81,888,800 at year end 2004, up from $32,861,600 in 2003.

The following table sets forth the Company's capital expenditures on mineral properties, excluding the acquisition of EMC ($5,000,000) and Defiance (positive effect on cash of $2,648,000):

(in millions)	2004	2003	2002
El Valle mine development	$ 8.4	$ 7.1	$ 4.6
Carlés mine development	0.3	2.9	—
Aguablanca project and purchase of equipment	41.5	28.8	1.2
Tasiast	2.0	—	—
Total	**$ 52.2**	$ 38.8	$ 5.8

The Company's working capital increased at the end of 2004 to $82.6 million compared to $29.7 million at the end of 2003, due mainly to the increase in cash, largely the result of the equity raising in October 2004, and government grants receivable, offset by a significant increase in accounts payable, which were mostly related to the construction of the Aguablanca mine.

Long-term debt was $31,109,000 at December 31, 2004, compared to $6,706,000 at the end of 2003. The increase is almost entirely related to the draw down of $30.0 million under the credit facility granted by Investec and Macquarie to finance the Aguablanca project and the €5.0 million (approximately $6.8 million) subsidized loan also drawn down in respect of the Aguablanca project, partially offset by repayments of the facilities granted by Deutsche Bank for the El Valle project.

Financial Highlights

($000 except where stated)	Three Months Ended Dec. 31 2004	Three Months Ended Dec. 31 2003	Twelve Months Ended Dec. 31 2004	Twelve Months Ended Dec. 31 2003
Financial Results				
Revenue	15,816	15,565	67,788	60,818
Net income (loss)	(31,366)	2,759	(44,445)	3,207
Cash flow from operations	(3,354)	6,844	8,878	21,118
Net income (loss) per share	(0.21)	0.02	(0.36)	0.03
Weighted average shares outstanding – basic (million)	150.6	99.4	124.3	98.7

	December 31, 2004	September 30, 2004	December 31, 2003
Financial Position			
Cash and cash equivalents	81,889	30,003	32,862
Working capital	82,575	38,062	29,702

Total assets	**281,910**	240,212	162,390
Shareholders' equity	**191,320**	156,056	121,358
Long-term debt	**31,109**	31,960	6,706

Production Highlights

Gold production from the Company's own operations in 2004 was 118,580 ounces compared to 174,175 ounces in 2003. In addition, the Company treated 93,780 tonnes of Nalunaq ore (13% of plant capacity). Tonnage from the Nalunaq mine was less than anticipated under the terms of the existing treatment agreement with Nalunaq Gold Mine A/S ("Nalunaq"). The lower year-over-year production from Carlés and El Valle was due to a 16% reduction in head grade (from 7.6 grams per tonne in 2003 to 6.4 grams per tonne in 2004), combined with 20% less tonnes of ore processed from own ore, basically as a result of the processing of Nalunaq ore under the Nalunaq agreement. Cash operating cost for the Carlés and El Valle operations was $215 per ounce, compared to $146 in 2003. The increase was primarily due to the transition from open pit to underground operations at both the El Valle and Carlés mines, together with an appreciation of the Euro versus the U.S. dollar of approximately 10%, which negatively affected operating costs.

	2004			2003
	Rio Narcea's operations	**Nalunaq ore [(a)]**	**Total**	Rio Narcea's operations
Operating Data				
Gold production (oz)	**118,580**	**50,297**	**168,877**	174,175
Plant throughput (tonnes)	**606,713**	**93,780**	**700,493**	761,631
Head grade (g/t)	**6.4**	**17.1**	**7.8**	7.6
Recovery (%)	**95.0**%	**97.3**%	**95.6**%	94.1%
Gold Production Costs ($/oz)				
Cash operating cost ($/oz)[(b)]	**215**	**397**	**269**	146

(a) There was no processing of Nalunaq ore in 2003.
(b) Cash operating costs include deferred stripping and other mining expenses, plant expenses, smelting, refining and transportation and sale of by-products.

Mining Operations and Development Projects Review

El Valle Mine

The El Valle mine is the Company's main operating gold mine situated in northern Spain. At year end 2004, proven and probable gold reserves declined to 149,000 ounces of gold from 219,000 as at December 31, 2003. In addition, the mineral reserves as at December 31, 2004 contain 17.6 million pounds of copper. All mineral reserves are within the underground operations, except for the estimated 47,000 ounces of gold included in the 193,000 tonnes of stockpiled ore.

In 2004, the mine made the transition from an open pit to an underground operation. Open pit mining was completed in August 2004, and the Company is now implementing a plan for the pit to be used as the future tailings containment area. Underground mine production reached 8,000

tonnes per month during the fourth quarter of 2004, with 20,000 tonnes per month expected for 2005.

In December 2004, revised mine plans for the El Valle and Carlés mines were developed, and are currently being optimized. A significant increase in mining costs is expected, due to the lower mining rate because of the difficult ground conditions at Boinás East zone of the El Valle mine, coupled with the ore being lower grade. The Company evaluated for impairment the book value of the El Valle mine, the Carlés mine and the El Valle plant, which processes ore from both the El Valle and Carlés mines, and based on the current reserves and operating costs, determined that a write-down of $28.4 million was appropriate. The gold production at the El Valle and Carlés mines for 2005 is expected to be approximately 70,000 ounces at a cash operating cost of $385 per ounce.

Underground infill drilling at El Valle concentrated on the Monica zone, northeast of and below the Boinás East pit, and within two zones of mineralization between the El Valle and Boinás East pits. Drilling has extended the known mineralization to the east. Additional drilling was completed to evaluate the North Black Skarn zone south of the El Valle pit and the high-grade Charnela South zone. Additional underground infill drilling at El Valle is planned for 2005.

Carlés Mine

The Carlés mine accounted for approximately 12% of the total production in 2004. The Company started underground mining at Carlés East in mid-2003. Open pit production at Carlés was completed in May 2004. Underground mine production reached 11,000 tonnes per month during the fourth quarter of 2004, and is planned to increase to 16,000 tonnes per month during 2005. Proven and probable underground reserves at year end 2004 amounted to 75,000 ounces of gold and 7.3 million pounds of copper (103,700 ounces of gold and 9.4 million pounds of copper as at December 31, 2003). During 2005, an underground infill drilling is planned for the Carlés North and East zones.

Milling Agreement

In December 2003, Rio Narcea signed a milling agreement with Nalunaq Gold Mine A/S ("Nalunaq"), a subsidiary of Crew Gold Corporation, for the purchase and processing of high-grade ore from the Nalunaq gold mine in south Greenland. Under the terms of the agreement, Nalunaq was to sell to Rio Narcea four to five batches per year of high-grade ore for the selling price of the recovered gold less a milling fee, essentially a "tolling fee" arrangement. The agreement also provides for an efficiency fee to Rio Narcea for improved plant recoveries. Either party may terminate the agreement on three months notice.

In 2004, the El Valle plant processed 93,780 tonnes of ore grading 17.1 g/t gold to produce 50,297 ounces of gold. For 2005, Nalunaq is projecting four to five shipments of approximately 40,000 tonnes each for the year, the Company is currently conservatively planning for three shipments, but will process further shipments as received.

Aguablanca Mine Project

In mid-December 2004, the construction of the Aguablanca open pit Ni-Cu-PGM mine and its on-site processing facilities was finalized, with commissioning commencing immediately thereafter. Certain design modifications that affect the SAG mill and flotation circuit have been identified and are being implemented at the contractor's cost under the existing lump-sum turn key contract for he construction of the plant. Performance tests to be completed by the contractor, Fluor Corporation, are required prior to handing over the plant facilities to the Company. The mine plan and process facilities have been designed for annual production of 18 million pounds of nickel, 11 million pounds of copper and 20,000 ounces of PGM. Estimaed proven and probable reserves at year end were unchanged at 15.7 million tonnes grading 0.66% nickel, 0.46% copper and 0.47 g/t PGM.

In conjunction with commencement of construction of the mine, construction of a 3 km decline to access the higher grade mineralization below the Aguablanca open pit also commenced. The decline is designed to allow early mining of the known higher grade material below the pit and will also facilitate further exploration at depth. It is advancing at the scheduled rate. The decline had advanced approximately 1,150 metres from the portal as at December 31, 2004 and is expected to reach the higher grade nickel mineralization in the second quarter of 2005 when infill drilling will commence. It is anticipated that underground mining of this area will commence in the first half of 2006 at a rate of approximately 285,000 tonnes per year. The Aguablanca plant has been designed and constructed to accommodate this additional annual tonnage with minor variations and without displacing open pit ore.

The capital and other operating expenditures during construction to construct the Aguablanca mine are €62 million (approximately $85 million). As at December 31, 2004, €55 million (approximately $74 million) of the planned expenditures had been spent. In addition, working capital and value added tax ("VAT") during construction amounted to €10 million (approximately $14 million), of which €5 million has been paid (approximately $6 million).

Development Project Review

Tasiast Gold Project

Rio Narcea announced on June 30, 2004 that it had signed a definitive agreement with Defiance whereby Rio Narcea, pursuant to a plan of arrangement, would acquire all of the shares of Defiance. The plan of arrangement was approved by the shareholders of Defiance and by the court resulting in the transaction closing on September 3, 2004.

As a result of the Defiance transaction, Rio Narcea now owns 100% of the Tasiast gold project located in Mauritania, West Africa. The project is already permitted and a bankable feasibility study was completed in late April 2004 by SNC-Lavalin Inc. The project contains total measured and indicated mineral resources of 1,185,000 ounces of gold contained in 12,069,000 tonnes grading 3.06 g/t, which includes 885,000 ounces of proven and probable mineral reserves contained in 9,008,000 tonnes grading 3.06 g/t. In addition, the deposit contains an inferred mineral resource of 12,428,000 tonnes at 2.25 g/t gold for a total of 899,000 ounces, based upon a cut-off grade of 1.0 g/t gold.

In mid-September 2004, Rio Narcea started a 5,000-metre drill program to test the depth extension of the high-grade zone beneath the main pit (Piment Central deposit). The drilling was completed in late October 2004 and the high-grade zone was traced to a depth of 300 metres below surface. While the drill results show continuity and good grades in places, the width of the mineralization appears to decrease. However, when combined with the deep holes drilled by Defiance earlier in 2004, the results suggest there is strong potential to add high grade mineral resources amenable to underground mining, which would further enhance project economics. The drill results are being evaluated and detailed work on the deep mineralization will be undertaken as open pit mining progresses.

In early January 2005, Rio Narcea awarded the basic engineering for the Tasiast project to SENET, an international engineering, design and project management company based in South Africa. This work is expected to be completed in early April and the Company will finalize the overall engineering and construction contracts for the project thereafter. Meanwhile, other infrastructure work, including surveying for the access road and process water pipeline, is continuing.

Construction of the project will be financed by the use of a combination of project debt financing and the Company's projected future operating cash flow.

Pre-development Project Review

Salave Gold Project

On October 28, 2003, the Company acquired 85% of the shares of Exploraciones Mineras del Cantábrico, S.L. ("EMC"), a Spanish exploration company which owns the mineral rights to the Salave gold deposit located in Asturias, Spain. At the time of the transaction, the mineral rights were leased to a third party. On March 9, 2004, that existing lease agreement was terminated, giving the Company, through EMC, the sole right to develop the deposit. Later in 2004, the Company's interest in EMC was increased to 93.7% as a result of EMC completing two equity financings in which the minority shareholders did not participate.

In May 2004, the Company started the work required for a full feasibility study, including the compilation of previous exploration and drilling information into a single database and the initiation of a 15,500-metre infill drilling program. The Company also started the permitting process for the project.

The infill drilling program was approximately two-thirds complete at the end of December, results from which were released in September and January. A total of 10,300 metres have been drilled in 48 holes to close the drill hole spacing to 25 metres. A review of the deposit indicates that four of the principal zones of mineralization remain open for possible additions to the current mineral resources. In addition, the drilling campaign has extended the high-grade Mirayos zone to the northwest and increased the average grade of the Lagos zone in the south central sector of the deposit. Completion of the analysis of the drilling data from all of the holes of the program is anticipated early in the second quarter of 2005.

During 2004, a technical resource report compliant with National Instrument 43-101 for the Salave deposit was filed. The report was based on all available information and drill data from previous work on the project and included the first 15 holes from the current infill drill program. The study estimates the Salave project contains a measured and indicated mineral resource of 1.5 million ounces of gold in 15,195,000 tonnes grading 3.0 g/t gold using a cut-off grade of 1.0 g/t gold. An additional 0.2 million ounces of gold is estimated to be contained in 2,813,000 tonnes grading 2.5 g/t gold is in the inferred mineral resource category. The mineral resource estimate is summarized in the table below:

Salave Project - Mineral Resources (@1 g/t gold cut-off)

	Tonnes (000's)	Grade (g/t)	Contained Ounces Gold
Measured resources	354	2.70	30,730
Indicated resources	14,841	3.00	1,431,446
Total	15,195	2.99	1,462,176
Inferred resources	2,813	2.47	223,387

The mineralization at Salave is refractory in nature. Metallurgical testwork has been done by Ausenco Ltd. of Australia to confirm the good flotation characteristics of the ore. Feasibility study plant design will also be done by Ausenco using pressure oxidation treatment ("POX") of a flotation concentrate as part of the process. The requisite permit applications, metallurgical and hydrological work, and other activities in addition to the infill drilling required for a bankable feasibility study are continuing.

Review of Exploration Properties

Ossa Morena Regional Exploration

Rio Narcea continued a regional exploration program on its 4,600 km^2 Ossa Morena Belt properties in 2004 to identify exploration targets for drilling. The program identified numerous, mafic-ultramafic intrusives with potential for nickel sulphide mineralization. In addition, exploration was initiated to assess the region's potential for iron oxide copper-gold ("IOCG") mineralization.

Nickel-PGM Exploration

The nickel sulphide exploration program included geological mapping, soil geochemical surveys and surface geophysical surveys to define targets for drilling. In Spain, several targets with coincident geochemical and geophysical anomalies were drilled; while in Portugal drilling was completed to test nickel and PGM targets in the southern Beja block and in the northern Campo Mayor area. A deep hole at Cabeço de Vide was in progress at year-end to test a large, highly conductive geophysical anomaly.

Although the 2004 drilling generated encouraging results, the nickel mineralization identified thus far has been sub-economic. Further evaluation of these results is underway to gain better understanding of the mineralizing processes and rock types to direct future exploration in the region.

IOGC Exploration

The Ossa Morena region was once considered an important iron-producing district in the Iberian Peninsula but the copper and gold content of these occurrences has never been systematically investigated. As part of Rio Narcea's regional reconnaissance program, many old iron mines and occurrences were investigated for copper and gold mineralization and many samples taken contained highly anomalous copper and gold values. Follow-up soil geochemical surveys defined large areas of anomalous mineralization and alteration that forms a 100 km-long belt of copper and gold occurrences, with a significant IOCG potential.

Mineral Reserves and Resources

At year-end the Company had proven and probable reserves of 1,109,000 ounces of gold based on a gold price of $400 per ounce at El Valle and Carlés and $370 at Tasiast. The exchange rate used at El Valle and Carlés was $1.23/€ in 2004, thus resulting in a gold price of €325 per ounce in 2004. The above mineral reserves contain significant copper, amounting to 24.9 million pounds, which will contribute significantly to the revenue stream through copper concentrate sales.

In addition to proven and probable reserves, measured and indicated resources for the Company's gold operations and projects amounted to 3,546,000 ounces of gold. Inferred resources totaled 1,931,000 ounces of gold.

On the nickel business side, proven and probable reserves were unchanged at 15.7 million tonnes grading 0.66% nickel, 0.46% copper and 0.47 g/t PGM.

Mineral reserves and resources are summarized in the table appended to this press release.

2005 Outlook

For Rio Narcea, 2005 is expected to be a key year. With the commencement of commercial production at its Aguablanca Ni-Cu-PGM mine in Spain, commencement of construction of its Tasiast gold project in Mauritania, the scheduled completion of a bankable feasibility study on the Salave gold project in Spain, Rio Narcea is well positioned to benefit from a resurgent metals market. Over the last decade, the Company has proven its ability to permit and develop mines within the European Union, while adhering to the highest standards of environmental and social practice. Based on this valuable experience, Rio Narcea will continue to seek out and evaluate acquisition and growth opportunities in acceptable geographic and political locations, both within and outside the Iberian Peninsula.

In 2005, gold production from its existing operations is expected to decrease to approximately 70,000 ounces at a cash cost of $385 per ounce as these operations are now entirely underground mines, with lower tonnages and lower grades. Rio Narcea is planning to continue to treat ore from the Nalunaq gold mine as received, which will assist in keeping the plant at El Valle running at or near full capacity, thus defraying some of its operating costs. There are no major capital expenditures budgeted at the existing gold operations during 2005, other than the continuation of the underground development at both the El Valle and Carlés mines; however, the development of the Tasiast open pit gold mine, which is underway, is expected to require capital expenditures in the order of $36 million during 2005.

In 2005, the Company plans to complete a bankable feasibility study and pursue the permitting process for the Salave gold project in Spain, which will include the completion of a 15,500-metre infill drilling program on the Salave deposit and metallurgical testwork.

The completion of the commissioning of the Aguablanca nickel project is expected in the second quarter of 2005. Currently, the plant has achieved 72% of the design throughput and 55% of the design nickel grade in concentrate, 100% of the design copper grade in concentrate, 70% of the design nickel recovery and 100% of the design copper recovery. Aguablanca is projected to generate significant free cash flow over its mine life, and the opportunity exists to increase returns through the successful development of an underground mine below the open pit portion of the deposit. The construction of a 3,000 metre production decline is progressing on schedule, with approximately 1,500 metres completed as at February 28, 2005. This decline will be used for detailed infill drilling at depth, which should commence in the second quarter of 2005, and future underground production of higher grade material.

Rio Narcea is looking forward to unlocking the nickel sulphide and IOCG potential of its large landholdings in the Ossa Morena region by continuing to investigate the numerous targets identified by the recent geophysical and geochemical regional programs. Rio Narcea will also seek suitable joint venture partners to advance the exploration of and share the exploration risk on a large part of its 4,600 km^2 concession.

Conference Call

The Company will host a conference call on March 30, 2005 at 11:00 AM E.T. In order to join the conference call, please call (416) 695-9725 or 1-888-334-9269. The conference call will be broadcast live and recorded on the web at www.ccnmatthews.com/RioNarceaQ4. In order to access this service, you will need to have Windows Media Player installed on your computer (visit www.ccnmatthews.com/RioNarceaQ4 for instructions on how to download the software free). Replay of the call is available until April 6, 2005 by dialing (416) 695-5275 or 1-888-509-0081 Passcode: Rio Narcea 2004. If you would like to listen to our conference call on the web, go to the home page on www.rionarcea.com and click on the link under Investor Centre - Events & Webcast.

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company is producing gold at its 100%-owned El Valle and Carlés mines. With the commencement of commercial production at its Aguablanca Ni-Cu-PGM mine in Spain, commencement of construction of its Tasiast gold project in Mauritania, the scheduled completion of a bankable feasibility study on the Salave gold project in Spain, Rio Narcea is well positioned to benefit from a resurgent metals market.

For further information contact:

John W. W. Hick
Chief Executive Officer
Tel: (416) 956-7470
Fax: (416) 956-7471
jhick@rngm.com

Or visit:
www.rionarcea.com

Steve Dawson
Manager, Investor Relations
Tel: (416) 956-7470
Fax: (416) 956-7471
E-mail: steve.dawson@rngm.com

Forward-Looking Statements
Some statements in this press release contain forward looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

RIO NARCEA MINERAL RESERVES AND RESOURCES [1,3,4]

(as of December 31, 2004)

GOLD	Category	AU-bearing Tonnes (000s)	Au (g/t)	CU-bearing Tonnes (000s)	Cu (%)	Contained Metal Au (000 ounces)	Contained Metal Cu (tonnes)
MINERAL RESERVES [2,5]							
El Valle Underground	Proven	445	3.72	417	1.00	53	4,175
	Probable	278	5.50	232	1.28	49	2,965
	Total	**723**	**4.40**	**649**	**1.10**	**102**	**7,140**
Carlés Underground	Proven	106	4.49	106	0.68	15	721
	Probable	428	4.30	428	0.60	59	2,575
	Total	**534**	**4.34**	**534**	**0.62**	**75**	**3,296**
Tasiast[6] Open pit	Proven	618	3.76	-	-	75	-
	Probable	8,390	3.01	-	-	810	
	Total	**9,008**	**3.06**	**-**	**-**	**885**	**-**
El Valle Mill Stockpiles	Proven	193	7.58	193	0.45	47	864
	Total	**193**	**7.58**	**193**	**0.45**	**47**	**864**
	Total reserves	10,459	3.30	1,376	0.82	1,109	11,300
MINERAL RESOURCES (INCLUDING RESERVES)							
El Valle	Measured	1,111	5.55	1,061	1.11	198	11,814
	Indicated	1,046	5.89	926	1.21	198	11,155
	Total	**2,157**	**5.72**	**1,987**	**1.16**	**396**	**22,968**
	Inferred	1,734	7.49	1,040	0.79	418	8,182
Carlés	Measured	232	5.16	188	0.81	39	1,514
	Indicated	661	5.03	660	0.67	107	4,421
	Total	**893**	**5.07**	**847**	**0.70**	**145**	**5,935**
	Inferred	788	5.10	575	0.55	129	3,187
Tasiast	Measured	628	3.92	-	-	79	-
	Indicated	11,441	3.01	-	-	1,106	-
	Total	**12,069**	**3.06**	**-**	**-**	**1,185**	**-**
	Inferred	12,428	2.25	-	-	899	-
Salave[7]	Measured	354	2.70	-	-	31	-
	Indicated	14,841	3.00	-	-	1,431	-
	Total	**15,195**	**2.99**	**-**	**-**	**1,462**	**-**
	Inferred	2,813	2.47	-	-	223	-
Corcoesto	Measured	3,648	1.46	-	-	171	-
	Indicated	4,024	1.44	-	-	186	-
	Total	**7,672**	**1.45**	**-**	**-**	**357**	**-**
	Inferred	1,573	1.56	-	-	79	-
Godán	Inferred	464	7.11	-	-	106	-
La Brueva	Inferred	898	2.69	-	-	78	-
Total measured and indicated		**37,987**	**2.90**	**2,834**	**1.02**	**3,546**	**28,903**
Total inferred		20,698	2.90	1,615	0.70	1,931	11,369

NICKEL	Category	Tonnes (000s)	Ni (%)	Cu (%)	Combined PGM (g/t)	Au (g/t)	Contained Metal Ni (tonnes)	Contained Metal Cu (tonnes)
MINERAL RESERVES [8]								
Aguablanca Open pit	Proven	13,600	0.66	0.47	0.48	0.13	89,760	63,240
	Probable	2,100	0.62	0.44	0.45	0.12	12,999	9,303
	Total	**15,700**	**0.66**	**0.46**	**0.47**	**0.13**	**102,759**	**72,543**
MINERAL RESOURCES [9] (INCLUDING RESERVES)								
Aguablanca	Measured	15,900	0.67	0.48	0.51	0.13	106,053	76,479
	Indicated	3,800	0.61	0.48	0.47	0.13	23,028	18,088
	Total	**19,700**	**0.66**	**0.48**	**0.50**	**0.13**	129,081	94,567
	Inferred	5,950	0.53	0.46	0.41	0.13	31,297	27,073

(1) Updated mineral reserves and resources for all projects, as of December 31, 2004, are stated in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) on August 20, 2000. Updates for El Valle and Carlés, are prepared by or under the direction of Alan C. Noble, ORE Reserves Engineering, Colorado, USA, who is the independent "Qualified Person" for Rio Narcea as that term is defined in National Instrument 43-101. Salave resources were prepared by Roscoe Postle & Associates, as reported in the November, 2004, Technical Report. Tasiast reserves were prepared by SNC-Lavalin Inc. under the supervision of Mr. Ab Kroon, a Qualified Person independent of Defiance, and Tasiast resources were prepared by A.C.A. Howe International Ltd. personnel Eugene Puritch, Associate Mining Consultant under the supervision of Daniel C. Leroux, P.Geo., Associate Consulting Geologist, a Qualified Person independent of Defiance.
(2) Mineral reserves and resources have been estimated using site specific appropriate cut-off grades. Reserves and resources at El Valle and Carlés, because of the near-term production of the reserves, have been based upon a gold price of $400/oz and a copper price of $2800/tonne.
(3) Mineral resources (of all categories) that are not mineral reserves do not have demonstrated economic viability. Mineral resources include mineral reserves.
(4) Contained metal figures are before mill recovery factors are applied.
(5) Mineral reserves reflect the diluted tonnages and grades of the mine plan.
(6) Mineral reserves at Tasiast are based upon the July 2004 Feasibility Study which used a gold price of $370, and a mining cutoff of 1.03 gpt AU.
(7) Resources at Salave are reported at 100% Rio Narcea.
(8) Mineral reserves for the Aguablanca project are based upon the July 2002 Feasibility Study Report with the following economic parameters: Exchange rate of $1.00/€, nickel price of $6,600/tonne, copper price of $1,600/tonne, and platinum and palladium prices of $400/oz. Mineral reserves were calculated using a €8.23/tonne net smelter return (equal to 0.256% equivalent nickel). Following mine startup and confirmation of slope parameters and the mineral model, an updated reserve will be completed, utilizing the higher current commodity prices.
(9) Mineral resources for the Aguablanca project have been estimated using a 0.2% nickel cut-off grade.

Cautionary Note to US Investors: The United States Securities and Exchange Commission (“SEC”) permits mining companies, in their filing with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this annual report, such as "mineral resources," "measured," "indicated," and "inferred resources," that the SEC guidelines prohibit us from including in our filing with the SEC. Investors are urged to consider closely the disclosure in our Form 40-F, File No. 0-30670, available from us by contacting the Investor Relations Department.

Rio Narcea Gold Mines, Ltd.
CONSOLIDATED BALANCE SHEETS
(Stated in U.S. dollars)

As at December 31

	2004 $	2003 $
ASSETS		
Current		
Cash and cash equivalents	**81,888,800**	32,861,600
Restricted cash	**1,637,900**	1,305,200
Inventories	**7,314,600**	4,667,000
Stockpiled ore	**8,871,500**	4,939,300
Accounts receivable		
Government grants	**11,288,400**	34,700
VAT and other taxes	**8,964,900**	6,232,100
Trade receivables	**1,478,700**	3,261,200
Other current assets	**3,296,100**	3,505,100
Current portion of deferred derivative loss	**1,984,100**	—
Total current assets	**126,725,000**	56,806,200
Mineral properties, net	**140,531,400**	76,478,400
Deferred stripping costs, net	**3,780,300**	15,988,000
Other assets	**8,533,700**	13,117,400
Deferred derivative loss	**2,339,200**	—
	281,909,600	162,390,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Short-term bank indebtedness and accrued interest	**4,944,400**	2,690,700
Accounts payable and accrued liabilities	**31,128,800**	19,172,200
Current portion of long-term debt	**8,077,100**	5,241,000
Total current liabilities	**44,150,300**	27,103,900
Other long-term liabilities	**9,895,000**	7,167,300
Long-term debt	**31,109,000**	6,706,000
Future income tax liabilities	**4,804,300**	—
Total liabilities	**89,958,600**	40,977,200
Non-controlling interest	**631,200**	54,900
Shareholders' equity		
Common shares	**235,434,700**	140,610,500
Employee stock options	**7,994,600**	6,223,200
Non-employee stock options and warrants	**13,517,500**	4,459,800
Common share purchase options	**3,628,500**	972,900
Deficit	**(80,545,200)**	(36,100,300)
Cumulative foreign exchange translation adjustment	**11,289,700**	5,191,800
Total shareholders' equity	**191,319,800**	121,357,900
	281,909,600	162,390,000

On behalf of the Board:

Rupert Pennant-Rea   Chris I. von Christierson

Rio Narcea Gold Mines, Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Stated in U.S. dollars)

Years ended December 31

	2004 $	2003 $	2002 $
OPERATING REVENUES			
Gold sales	**47,282,300**	60,818,100	55,506,300
Gold sales – Nalunaq ore	**20,505,300**	—	—
	67,787,600	60,818,100	55,506,300
OPERATING EXPENSES			
Deferred stripping and other mining expenses	**(30,069,900)**	(28,225,900)	(19,816,300)
Purchase of gold ore – Nalunaq ore	**(18,093,400)**	—	—
Plant expenses	**(13,912,300)**	(12,416,100)	(9,166,300)
Smelting, refining and transportation	**(3,467,400)**	(2,001,400)	(3,598,900)
Sale of by-products	**4,182,900**	1,461,100	2,638,700
Depreciation and amortization expenses	**(10,496,400)**	(9,640,200)	(9,562,500)
Exploration costs	**(6,639,100)**	(6,218,100)	(2,759,700)
Administrative and corporate expenses	**(6,961,300)**	(5,185,500)	(3,742,200)
Other income (expenses)	**(238,200)**	(765,000)	(1,307,400)
Write-down of mineral properties	**(28,387,600)**	—	—
	(114,082,700)	(62,991,100)	(47,314,600)
Operating earnings (loss)	**(46,295,100)**	(2,173,000)	8,191,700
FINANCIAL REVENUES AND EXPENSES			
Interest income	**823,300**	452,000	102,600
Foreign currency exchange gain (loss)	**4,506,500**	6,593,300	3,810,600
Interest expense and amortization of financing fees	**(1,675,600)**	(1,747,000)	(2,240,500)
Derivatives loss	**(1,804,000)**	—	—
	1,850,200	5,298,300	1,672,700
Income (loss) before income tax	**(44,444,900)**	3,125,300	9,864,400
Provision for income tax	**—**	—	—
Net income (loss) before non-controlling interest	**(44,444,900)**	3,125,300	9,864,400
Non-controlling interest	**—**	81,500	—
Net income (loss)	**(44,444,900)**	3,206,800	9,864,400
Deficit, beginning of year as originally reported	**(25,530,500)**	(29,350,200)	(39,047,700)
Cumulative adjustment for restatement and change in accounting policies	**(10,569,800)**	(9,956,900)	(10,123,800)
Deficit, end of year	**(80,545,200)**	(36,100,300)	(39,307,100)
Net income (loss) per share – basic	**(0.36)**	0.03	0.14
Net income (loss) per share – diluted	**(0.36)**	0.03	0.13
Weighted average common shares outstanding – basic	**124,258,207**	98,747,244	72,249,367
Weighted average common shares outstanding – diluted	**124,258,207**	103,889,131	77,561,447

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. dollars)

Years ended December 31

	2004 $	2003 $	2002 $
OPERATING ACTIVITIES			
Net income (loss)	**(44,444,900)**	3,206,800	9,864,400
Add (deduct) items not requiring cash			
Depreciation and amortization	**10,496,400**	9,640,200	9,562,500
Write-down of mineral properties	**28,387,600**	—	—
Amortization of deferred financing fees	**1,916,200**	387,300	517,500
Other long-term liabilities	**(268,400)**	19,900	413,100
Foreign exchange	**(6,480,800)**	(5,704,100)	(3,295,100)
Accretion of interest on long-term debt	**187,100**	176,200	282,900
Non-cash derivatives loss (income)	**2,386,800**	1,282,100	(1,131,600)
Options and shares granted	**2,104,600**	1,089,800	851,900
Loss on disposal of capital assets	**116,400**	—	18,200
Amortization of deferred stripping costs	**17,333,600**	21,975,200	17,059,500
Non-controlling interest	**—**	(81,500)	—
Deferred stripping expenditures	**(1,595,300)**	(6,306,100)	(12,241,300)
Purchase premium of the purchased call options	**—**	(2,028,500)	(1,090,700)
Pre-paid expenses	**—**	(827,600)	—
Changes in components of working capital			
Inventories	**(618,600)**	(1,681,600)	93,100
Stockpiled ore	**(3,669,300)**	744,600	(1,192,900)
VAT and other taxes	**(589,900)**	(119,100)	552,000
Trade receivables	**1,821,100**	(698,900)	129,200
Other current assets	**(533,700)**	88,400	(500,900)
Accounts payable and accrued liabilities	**2,328,700**	(45,400)	(5,753,500)
Cash provided by operating activities	**8,877,600**	21,117,700	14,138,300
INVESTING ACTIVITIES			
Expenditures on mineral properties	**(52,238,000)**	(38,837,200)	(5,757,500)
Acquisition of the Salave deposit	**(5,000,000)**	(3,676,000)	—
Acquisition of Defiance	**2,648,000**	—	—
Grant received (reimbursed)	**67,500**	(792,600)	1,966,700
Restricted cash	**(210,200)**	(858,300)	103,500
Long-term deposits and restricted investments	**(476,900)**	480,300	(23,100)
Cash used in investing activities	**(55,209,600)**	(43,683,800)	(3,710,400)
FINANCING ACTIVITIES			
Proceeds from issue of common shares	**1,298,200**	2,426,700	4,304,700
Proceeds from issue of special warrants and units	**61,021,600**	50,589,700	4,548,800
Financing fees on issue of special warrants and units	**(2,746,000)**	(2,910,000)	(446,900)
Proceeds from bank loans and other long-term liabilities	**42,743,700**	3,000,400	1,401,200
Financing fees on bank loans	**(1,206,400)**	(2,507,000)	(197,700)
Repayment of bank loans	**(12,197,800)**	(6,523,600)	(13,706,500)
Cash provided by (used in) financing activities	**88,913,300**	44,076,200	(4,096,400)
Foreign exchange gain (loss) on cash held in foreign currency	**6,445,900**	3,615,000	(400,100)
Net increase in cash during the year	**49,027,200**	25,125,100	5,931,400
Cash and cash equivalents, beginning of year	**32,861,600**	7,736,500	1,805,100
Cash and cash equivalents, end of year	**81,888,800**	32,861,600	7,736,500
Supplemental cash flow information			
Interest paid in cash	**1,596,900**	1,237,000	1,685,900
Income taxes paid in cash	**—**	—	—